CoolBrands International Inc.
Consolidated Balance Sheets (Revised)
as at November 30, and August 31, 2003
-------------------------------------------------------------------------------
(in thousands of dollars)

                                                     November 30,              August 31,
                                                             2003                    2003
                                                     (Unaudited)
                                                                $                       $
Assets
Current assets:
 Cash and short term investments                           49,468                  30,140
 Receivables                                               60,763                  60,807
 Receivables - affiliates                                   3,556                   3,185
 Inventories                                               53,298                  55,604
 Prepaid expenses                                           6,608                   9,722
 Future income taxes (note 6)                               3,304                   1,930
                                                 ----------------------------------------
Total current assets                                      176,997                 161,388

Future income taxes                                         4,230                   2,977

Property, plant and equipment                              26,798                  28,349

License agreements                                         11,381                  12,357

Intangible and other assets                                 8,529                   9,084

Goodwill                                                   95,492                  99,695
                                                 ----------------------------------------
                                                          323,427                 313,850
                                                 ========================================
Liabilities and shareholders' equity
Current liabilities:

 Accounts payable                                          19,824                  27,339
 Payables - affiliates                                        622                     754
 Accrued liabilities                                       39,115                  33,530
 Income taxes payable                                       1,703                   5,204
 Future income taxes                                        1,880                   3,144
 Current maturities of long-term debt                       5,267                   5,683
                                                 ----------------------------------------
Total current liabilities                                  68,411                  75,654

Long-term debt                                             31,407                  38,671

Other liabilities                                           3,635                   3,984

Future income taxes                                         4,535                   4,722
                                                 ----------------------------------------
Total liabilities                                         107,988                 123,031
                                                 ----------------------------------------
Minority interest                                          14,614                   2,968
                                                 ----------------------------------------
Shareholders' Equity:

Capital stock                                             138,103                 122,406

Contributed surplus (note 4 and 6)                          1,542

Cumulative translation adjustment                         (19,838)                 (8,904)

Retained earnings (note 6)                                 81,018                  74,349
                                                 ----------------------------------------
Total shareholders' equity (note 6)                       200,825                 187,851
                                                 ----------------------------------------
                                                          323,427                 313,850
                                                 ========================================

CoolBrands International Inc.
Consolidated Statements of Earnings (Revised)
for the three months ended November 30, 2003 and 2002
-------------------------------------------------------------------------------
(Unaudited)

(in thousands of dollars, except share data)

                                                             2003                    2002
                                                                $                       $
Revenues:

Sales                                                     122,121                  63,062

Franchising and licensing revenues:

 Royalty income                                               597                     696
 Franchise and license fees                                   284                     346
 Consumer products license fee                                 83

Drayage and other income                                   15,365                     195
                                                 ----------------------------------------
Total revenues                                            138,450                  64,299
                                                 ----------------------------------------
Operating expenses:

 Cost of goods sold                                        91,712                  39,563
 Selling, general and administrative expenses              33,385                  19,796
 Stock-based compensation expense (note 6)                  1,542
 Interest expense                                             577                     548
                                                 ----------------------------------------
Total operating expenses                                  127,216                  59,907
                                                 ----------------------------------------
Minority interest                                             288
                                                 ----------------------------------------
Earnings before income taxes (note 6)                      10,946                   4,392

Provision for income taxes (note 6)                         4,277                   1,669
                                                 ----------------------------------------
Net earnings (note 6)                                       6,669                   2,723
                                                 ========================================
Earnings per share:
 Basic and diluted                                           0.12                    0.05
                                                 ========================================
Weighted average shares outstanding:

 Shares used in per share calculation - basic              54,413                  51,714
 Shares used in per share calculation - diluted            55,891                  53,300

CoolBrands International Inc.
Consolidated Statements of Cash Flows (Revised)
for the three months ended November 30, 2003 and 2002
-------------------------------------------------------------------------------
(Unaudited)

(in thousands of dollars)

                                                             2003                    2002
                                                                $                       $
Cash and short term investments
provided by (used in) :

Operating activities:
Net earnings                                                6,669                   2,723
Items not affecting cash:
  Depreciation and amortization                             1,460                   1,282
  Stock-based compensation expense (note 6)                 1,542
  Future income taxes (note 6)                             (2,506)                 (1,176)
  Minority interest                                           288
Changes in current assets and liabilities:
  Receivables                                                (322)                  9,028
  Receivables - affiliates                                   (381)                  1,199
  Allowance for doubtful accounts                             349                      91
  Inventories                                               2,371                  (4,323)
  Prepaid income taxes                                                               (215)
  Prepaid expenses                                          3,197                   2,648
  Accounts payable                                         (7,723)                  1,207
  Payables - affiliates                                      (136)                   (127)
  Accrued liabilities                                       5,880                  (3,479)
  Income taxes payable                                     (3,596)                 (7,392)
  Other assets                                                (73)                     (1)
  Other liabilities                                          (359)                    113
                                                 ----------------------------------------
Cash provided by operating activities                       6,660                   1,578
                                                 ----------------------------------------
Investing activities:
Increase in notes receivable                                                          (19)
Repayment of notes receivable                                   3                     108
Purchase of leasehold improvements and
  equipment                                                (3,005)                 (1,297)
                                                 ----------------------------------------
Cash used in investing activities                          (3,002)                 (1,208)
                                                 ----------------------------------------
Financing activities:
Expenses for special warrants                                                        (144)
Proceeds from issuance of Class A and B shares             15,697                      28
Capital contributions from Partnership's minority
  partner                                                  11,554
Repayment of long-term debt                                (5,000)                 (1,578)
                                                 ----------------------------------------
Cash provided by (used in) financing
  activities                                               22,251                  (1,694)
                                                 ----------------------------------------
(Decrease) increase in cash flow due to
  changes in foreign exchange rates                        (6,581)                    189
                                                 ----------------------------------------
Increase (decrease) in cash and
  short term investments                                   19,328                  (1,135)

Cash and short-term investments -
  beginning of period                                      30,140                  47,086
                                                 ----------------------------------------
Cash and short-term investments -
  end of period                                            49,468                  45,951
                                                 ========================================

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements (Revised)
(Unaudited)
November 30, 2003 and 2002
--------------------------------------------------------------------------------
(Tabular amounts are expressed in thousands)

1.       Significant accounting policies

         The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada for interim financial statements. The financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the company's audited financial statements for the year ended August 31, 2003. The significant accounting policies follow those disclosed in the most recently reported annual financial statements.


2.       Accounting estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimated.


3.       Segment information

                            Prepackaged       Foodservice            Dairy       Franchising     Corporate      Consoli-
                              consumer                             components       and                          dated
                              products                                           licensing

                                    $                $                $                $               $              $
---------------------------------------------------------------------------------------------------------------------------
For the three months ended November 30, 2003

Revenue,
   external                    121,805              5,216           7,482           3,921              26      138,450

Intersegment
   revenue                      19,012                182           1,584                              55       20,833

Segment  earnings
  before income taxes            9,384                464           1,243             127            (272)      10,946


For the three months ended November 30, 2002

Revenue,
   external                     43,116              5,795          10,836           4,540              12       64,299

Intersegment
   revenue                           2                232             617                              52          903

Segment earnings
  before income taxes            3,009                389           1,247             341            (594)       4,392

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements (Revised)
(Unaudited)
November 30, 2003 and 2002
-------------------------------------------------------------------------------
(Tabular amounts are expressed in thousands of dollars)


4.       Contributed surplus

         Contributed surplus represents the fair value of stock options granted to the Company's Co-CEO and Co-Chairman as discussed in note 6.

5.       Capital stock

         The Company had the following equity securities and stock options outstanding as of January 19, 2004:

                            Class A                 Class B Multiple              Stock Options
                         Subordinate                Voting Shares
                        Voting Shares
                        -------------               ----------------              --------------
                            49,610                       6,033                         1,936
                        =============               ================              ==============

6.       Revised financial statements

         The Company has revised the financial statements to reflect stock-based compensation expense. CoolBrands' Co-CEO and Co-Chairman, who does not receive cash compensation directly from the Company, received stock option grants during the first quarter of fiscal 2004 for his service to the Company. The Company had believed that, for accounting purposes, these stock option grants could be characterized either as option grants to an employee or as option grants to a consultant, although the Company had believed that accounting for them as grants to an employee was the more appropriate accounting treatment. Under Generally Accepted Accounting Principles for that period, an option grant to an employee did not carry an immediate charge to earnings, while an option grant to a consultant carried an immediate charge against earnings

         Subsequently however the Company, in consultation with its independent auditors, has determined that it is appropriate to follow CICA 3870 Stock-Based Compensation and Other Stock-Based Payments and FASB Interpretation Number 44, Accounting for Certain Transactions Involving Stock Compensation, and APB Opinion Number 25, and for purposes of accounting for grants of stock options, to treat the Company's Co-CEO and Co-Chairman as a consultant.

         As a result the Company has recorded a non-cash pre tax compensation expense of $1,542,000 which reduced net earnings by $922,000 ($0.02 per share basic and diluted).